FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                       Report of Foreign Private Issuer

                       Pursuant to Rule 13a-16 or 15d-16
                       of the Securities Exchange Act of
                              --------------------------
                                     1934
                                     ----


                                January 8, 2003

                       Commission File Number 001-14978


                              SMITH & NEPHEW plc
                              (Registrant's name)


                                15 Adam Street
                           London, England WC2N 6LA
             (Address of registrant's principal executive offices)


        [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

                      Form 20-F  [X]            Form 40-F
                                 ---                      ---

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

                      Yes                       No  [X]
                           ---                      ---

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

                      Yes                       No  [X]
                           ---                      ---


        [Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.]

                      Yes                       No  [X]
                           ---                      ---

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- n/a.


                                                              Total Pages: 2


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                                  SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


                                               Smith & Nephew plc
                                               (Registrant)


Date:  January 8, 2003                     By:  /s/ Paul Chambers
                                                ---------------------
                                                Paul Chambers
                                                Company Secretary

6 January 2003


The Secretary
London Stock Exchange
RNS
Old Broad Street
London
EC2N 1HP


Dear Sirs,

Smith & Nephew plc has been notified today, pursuant to Section 198 of the Companies Act 1985 (as amended), by FMR Corp and Fidelity International Limited that they have a notifiable interest in 65,928,785 ordinary shares of 12 2/9p each in the Company representing 7.1% of the issued share capital of the Company.

Yours faithfully,





J.V. Sutton
Assistant Company Secretary